SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)1

Algonquin Power & Utilities Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

015857105

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 21, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		62,141,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

62,141,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,141,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		32,248,050
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

32,248,050
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,248,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,806,900
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,806,900
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,806,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,943,580
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,943,580
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,943,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,262,627
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,262,627
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,262,627
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,206,207
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,206,207
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,206,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,658,475
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,658,475
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,658,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,658,475
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,658,475
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,658,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		12,864,682
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

12,864,682
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,864,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD G FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,679,719
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,679,719
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,679,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE G GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,679,719
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,679,719
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,679,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		39,927,769
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

39,927,769
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,927,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		39,927,769
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

39,927,769
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,927,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		62,141,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

62,141,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,141,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		62,141,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

62,141,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,141,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		62,141,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

62,141,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,141,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		62,141,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

62,141,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,141,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		62,141,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

62,141,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,141,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

BRETT C. CARTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

CHRISTOPHER LOPEZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

ROBERT A. SCHRIESHEIM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 015857105

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund III LP, a Cayman Islands exempted limited partnership (“Starboard V&O III Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard X Master Fund II LP, a Cayman Islands exempted limited partnership (“Starboard X Master II”), with respect to the Shares directly and beneficially owned by it;

(v)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP and Starboard X Master II;

(vi)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;

(vii)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;

(viii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;

(ix)	Starboard G Fund, L.P., a Delaware limited partnership (“Starboard G LP”), with respect to the Shares directly and beneficially owned by it;

(x)	Starboard Value G GP, LLC (“Starboard G GP”), as the general partner of Starboard G LP;

(xi)	Starboard Value A LP (“Starboard A LP”), as the managing member of Starboard G GP and as the general partner of Starboard V&O III Fund;

(xii)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;

(xiii)	Starboard Value LP, as the investment manager of Starboard V&O III Fund, Starboard C LP, Starboard X Master II, Starboard L Master, Starboard G LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

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(xiv)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(xv)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(xvi)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(xvii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xviii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xix)	Brett C. Carter, as a nominee for the Board of Directors of the Issuer (the “Board”);

(xx)	Christopher Lopez, as a nominee for the Board; and

(xxi)	Robert A. Schriesheim, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard X Master II, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard G LP, Starboard G GP, Starboard A LP, Starboard A GP, Starboard Value LP, Starboard Value GP, Principal Co and Principal GP is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, Suite 1000, Fort Lauderdale, Florida 33301. The principal business address of Mr. Carter is 4801 Rolling Green Parkway, Edina, MN 55436. The principal business address of Mr. Lopez is 483 Bay Street, 8 South, Toronto, Ontario, M5G-2P5. The principal business address of Mr. Schriesheim is 656 Maple Street, Winnetka, Illinois 60093.

(c) Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard G LP and Starboard X Master II have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O III Fund, Starboard C LP, Starboard L Master, Starboard G LP, Starboard X Master II and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP and Starboard X Master II. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard G GP serves as the general partner of Starboard G LP. Starboard A LP serves as the managing member of Starboard G GP and the general partner of Starboard V&O III Fund. Starboard A GP serves as the general partner of Starboard A LP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal occupation of Mr. Carter is serving as a director at Graco Inc. The principal occupation of Mr. Lopez is serving as Executive Vice President, Chief Financial and Regulatory Officer at Hydro One Limited. The principal occupation of Mr. Schriesheim is serving as Chairman of Truax Partners LLC.

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(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Smith, Feld, Carter and Schriesheim are citizens of the United States of America. Mr. Lopez is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard G LP, Starboard X Master II and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 32,248,050 Shares beneficially owned by Starboard V&O III Fund is approximately $267,629,660, excluding brokerage commissions. The aggregate purchase price of the 3,806,900 Shares beneficially owned by Starboard S LLC is approximately $31,992,268, excluding brokerage commissions. The aggregate purchase price of the 2,943,580 Shares beneficially owned by Starboard C LP is approximately $24,738,513, excluding brokerage commissions. The aggregate purchase price of the 1,658,475 Shares beneficially owned by Starboard L Master is approximately $13,938,278, excluding brokerage commissions. The aggregate purchase price of the 7,679,719 Shares beneficially owned by Starboard G LP is approximately $45,673,809, excluding brokerage commissions The aggregate purchase price of the 8,262,627 Shares beneficially owned by Starboard X Master II is approximately $68,353,762, excluding brokerage commissions. The aggregate purchase price of the 5,541,649 Shares held in the Starboard Value LP Account is approximately $46,571,705, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

CUSIP No. 015857105

On March 21, 2024, Starboard V&O Fund (together with its affiliates, “Starboard”) delivered a letter to the Issuer, dated March 21, 2024, nominating a slate of highly qualified director candidates, including Brett C. Carter, Christopher Lopez and Robert A. Schriesheim, (collectively, the “Nominees”), for election to the Board at the Issuer’s 2024 annual general meeting of shareholders (the “Annual Meeting”). As evidenced by their detailed biographies below, the Nominees have backgrounds spanning operations, finance, restructuring, strategic transformation and public company governance. Starboard carefully selected this highly qualified slate of Nominees who collectively have best-in-class experience in utility operations, complex financial and business transformations, and have a shareholder-focused mindset.

Also on March 21, 2024, Starboard delivered a letter to the Board, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Brett C. Carter most recently served as the Executive Vice President and Group President, Utilities and Chief Customer Officer of Xcel Energy Inc. (NASDAQ: XEL) (“Xcel”), a major U.S. electric and natural gas delivery company, from March 2022 to October 2023. He served as Xcel’s Executive Vice President and Chief Customer and Innovation Officer from May 2018 to March 2022. Prior to that, Mr. Carter served as Senior Vice President and Shared Services Executive, Global Technology and Operations, at Bank of America Corporation (NYSE: BAC) (“BAC”), a global financial services firm, from October 2015 to May 2018, and as Senior Vice President and Chief Operating Officer, Global Technology and Operations, at BAC from March 2015 to October 2015. Before joining BAC, Mr. Carter held several leadership roles at Duke Energy Corporation (NYSE: DUK)(“Duke”), a major U.S. energy company, from 2005 to 2015, including most recently as Senior Vice President and Chief Distribution Officer, Duke Energy Operations, from 2013 to March 2015. Prior to that, he served as President, Duke Energy Carolinas, as Senior Vice President, Customer Origination and Customer Service, and Vice President, Residential and Small Business Customers at Duke. Mr. Carter currently serves as a director of Graco Inc. (NYSE: GGG), a multi-national manufacturing company, since February 2021. Mr. Carter holds a B.S. in accounting from Clarion University of Pennsylvania and an MBA with a concentration in marketing from the University of Pittsburgh. He also completed the Harvard Business School Advanced Management Program.

Christopher Lopez currently serves as Executive Vice President, Chief Financial and Regulatory Officer at Hydro One Limited (TSX: H) (“Hydro One”), an electricity transmission and distribution company, since April 2023. Mr. Lopez joined Hydro One in 2016 and served as its Chief Financial Officer from May 2019 to April 2023, Acting Chief Financial Officer from September 2018 to May 2019 and Senior Vice President, Finance, from 2016 to 2018. Prior to that, Mr. Lopez served as Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation (TSX: TA) (“TransAlta”), a clean energy solutions company, from 2011 to 2015, as Director of Operations Finance at TransAlta from 2007 to 2011, and in various senior financial roles with TransAlta from 1999 to 2007. At the start of his career, he worked as a financial accountant following the completion of the Graduate Leadership Development Program, with Rio Tinto Group. Mr. Lopez received a Bachelor of Business degree from Edith Cowan University in Australia, and he holds a Chartered Accountant designation. He is a Graduate member of the Australian Institute of Company Directors and has completed the CFO Leadership Program at Harvard Business School.

CUSIP No. 015857105

Robert A. Schriesheim is a multiple time public company director, CFO and corporate strategist who is an expert in restructuring and complex financial transactions. Mr. Schriesheim is currently the Lead Independent Director and Chair of the Audit Committee at Houlihan Lokey, Inc. (NYSE: HLI), a global investment bank, and serves on the board of directors of Skyworks Solutions, Inc. (NASDAQ: SWKS), a leading semiconductor products design and manufacturing company. Mr. Schriesheim has served as chairman of Truax Partners LLC, a consulting firm, since 2018, through which he partners with, and advises, boards, CEOs and institutional investors while serving as a director of public and private companies undergoing complex transformations. From 2018 until 2021, he served as a director of Frontier Communications Corporation (formerly NASDAQ: FTR) (n/k/a Frontier Communications Parent, Inc. (NASDAQ: FYBR)), a provider of communications services (“Frontier”), where he served as a member of the Audit Committee and as chairman of the Finance Committee, overseeing Frontier’s financial restructuring and reorganization, including its emergence from Chapter 11 in 2021. Mr. Schriesheim previously served as the Executive Vice President and Chief Financial Officer of Sears Holdings Corporation (formerly NASDAQ: SHLD), an American holding company, from 2011 until 2016, and as the Chief Financial Officer of Hewitt Associates, Inc. (formerly NYSE: HEW), a global human resources consulting and outsourcing company, from 2010 until its sale in 2010. From 2006 to 2009, he served as Executive Vice President and Chief Financial Officer of Lawson Software, Inc. (formerly NASDAQ: LWSN), an ERP software provider and as a board member from 2006 until its sale in 2011. Prior to that, he was affiliated with ARCH Development Partners, LLC, a seed stage venture capital fund and earlier he held executive positions at Global TeleSystems, SBC Equity Partners, Ameritech, AC Nielsen and Brooke Group Ltd. From 2015 until its sale in 2019, he served as a director of NII Holdings, Inc. (formerly NASDAQ: NIHD), a wireless communications company. From 2018 to 2018, he also served as a director of Forest City Realty Trust, Inc. (formerly NYSE: FCE.A), a real estate investment trust, and served as the chair of its audit committee until its sale to Brookfield Asset Management. From 2007 until its sale in 2009 he served as a director, including as Co-Chairman, of MSC Software (NASDAQ: MSCS), a provider of simulation software and from 2004 until its sale in 2007 he served as a director of Dobson Communications (NASDAQ: DCEL), a rural cellular provider. He also currently serves as an Adjunct Associate Professor of Finance at The University of Chicago Booth School of Business concentrating in the area of corporate governance. Mr. Schriesheim earned an AB in Chemistry from Princeton University and an M.B.A. from the University of Chicago Booth School of Business.

Starboard has engaged, and intends to continue to engage, in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer’s Board, generally.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 689,440,165 Shares outstanding, as of March 7, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Registration Statement on Form F-10 filed with the Securities and Exchange Commission on March 8, 2024.

A.	Starboard V&O III Fund

(a)	As of the close of business on March 21, 2024, Starboard V&O III Fund beneficially owned 32,248,050 Shares.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 32,248,050
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 32,248,050
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O III Fund has not entered into any transactions in securities of the Issuer during the past sixty days.

CUSIP No. 015857105

B.	Starboard S LLC

(a)	As of the close of business on March 21, 2024, Starboard S LLC beneficially owned 3,806,900 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,806,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,806,900
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC Fund has not entered into any transactions in securities of the Issuer during the past sixty days.

C.	Starboard C LP

(a)	As of the close of business on March 21, 2024, Starboard C LP beneficially owned 2,943,580 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,943,580
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,943,580
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in securities of the Issuer during the past sixty days.

D.	Starboard X Master II

(a)	As of the close of business on March 21, 2024, Starboard X Master II beneficially owned 8,262,627 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 8,262,627
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,262,627
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Starboard X Master II during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

E.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP and Starboard X Master II, may be deemed the beneficial owner of the (i) 2,943,580 Shares owned by Starboard C LP and (ii) 8,262,627 Shares owned by Starboard X Master II.

Percentage: Approximately 1.6%

CUSIP No. 015857105

b)	1. Sole power to vote or direct vote: 11,206,207
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,206,207
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in securities of the Issuer during the past sixty days. The transaction in the Shares on behalf of Starboard X Master II during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

F.	Starboard L Master

(a)	As of the close of business on March 21, 2024, Starboard L Master beneficially owned 1,658,475 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,658,475
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,658,475
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L Master has not entered into any transactions in securities of the Issuer during the past sixty days.

G.	Starboard L GP

(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 1,658,475 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,658,475
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,658,475
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in securities of the Issuer during the past sixty days.

H.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 2,943,580 Shares owned by Starboard C LP, (ii) 8,262,627 Shares owned by Starboard X Master II and (iii) 1,658,475 Shares owned by Starboard L Master.

Percentage: Approximately 1.9%

CUSIP No. 015857105

(b)	1. Sole power to vote or direct vote: 12,864,682
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,864,682
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transaction in securities of the Issuer on behalf of Starboard X Master II during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

I.	Starboard G LP

(a)	As of the close of business on March 21, 2024, Starboard G LP beneficially owned 7,679,719 Shares.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 7,679,719
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,679,719
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in securities of the Issuer by Starboard G LP during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

J.	Starboard G GP

(a)	Starboard G GP, as the general partner of Starboard G LP, may be deemed the beneficial owner of the 7,679,719 Shares owned by Starboard G LP.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 7,679,719
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,679,719
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard G GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transaction in securities of the Issuer on behalf of Starboard G LP during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

K.	Starboard A LP

(a)	Starboard A LP, as the managing member of Starboard G GP and the general partner of Starboard V&O III Fund, may be deemed the beneficial owner of the (i) 7,679,719 Shares owned by Starboard G LP and (ii) 32,248,050 Shares owned by Starboard V&O III Fund.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 39,927,769
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 39,927,769
4. Shared power to dispose or direct the disposition: 0

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(c)	Starboard A LP has not entered into any transactions in securities of the Issuer during the past sixty days. The transaction in securities of the Issuer on behalf of Starboard G LP during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

L.	Starboard A GP

(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the (i) 7,679,719 Shares owned by Starboard G LP and (ii) 32,248,050 Shares owned by Starboard V&O III Fund.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 39,927,769
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 39,927,769
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transaction in securities of the Issuer on behalf of Starboard G LP during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

M.	Starboard Value LP

(a)	As of the close of business on March 21, 2024, 5,541,649 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O III Fund, Starboard C LP, Starboard L Master, Starboard G LP, Starboard X Master II and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 32,248,050 Shares owned by Starboard V&O III Fund, (ii) 3,806,900 Shares owned by Starboard S LLC, (iii) 2,943,580 Shares owned by Starboard C LP, (iv) 1,658,475 Shares owned by Starboard L Master, (v) 7,679,719 Shares owned by Starboard G LP, (vi) 8,262,627 Shares owned by Starboard X Master II, and (vii) 5,541,649 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 62,141,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 62,141,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP through the Starboard Value LP Account has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of Starboard G LP and Starboard X Master II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 015857105

N.	Starboard Value GP

(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 32,248,050 Shares owned by Starboard V&O III Fund, (ii) 3,806,900 Shares owned by Starboard S LLC, (iii) 2,943,580 Shares owned by Starboard C LP, (iv) 1,658,475 Shares owned by Starboard L Master, (v) 7,679,719 Shares owned by Starboard G LP, (vi) 8,262,627 Shares owned by Starboard X Master II, and (vii) 5,541,649 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 62,141,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 62,141,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of Starboard G LP and Starboard X Master II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

O.	Principal Co

(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 32,248,050 Shares owned by Starboard V&O III Fund, (ii) 3,806,900 Shares owned by Starboard S LLC, (iii) 2,943,580 Shares owned by Starboard C LP, (iv) 1,658,475 Shares owned by Starboard L Master, (v) 7,679,719 Shares owned by Starboard G LP, (vi) 8,262,627 Shares owned by Starboard X Master II, and (vii) 5,541,649 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 62,141,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 62,141,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of Starboard G LP and Starboard X Master II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

P.	Principal GP

(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 32,248,050 Shares owned by Starboard V&O III Fund, (ii) 3,806,900 Shares owned by Starboard S LLC, (iii) 2,943,580 Shares owned by Starboard C LP, (iv) 1,658,475 Shares owned by Starboard L Master, (v) 7,679,719 Shares owned by Starboard G LP, (vi) 8,262,627 Shares owned by Starboard X Master II, and (vii) 5,541,649 Shares held in the Starboard Value LP Account.

CUSIP No. 015857105

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 62,141,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 62,141,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of Starboard G LP and Starboard X Master II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Q.	Messrs. Smith and Feld

(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 32,248,050 Shares owned by Starboard V&O III Fund, (ii) 3,806,900 Shares owned by Starboard S LLC, (iii) 2,943,580 Shares owned by Starboard C LP, (iv) 1,658,475 Shares owned by Starboard L Master, (v) 7,679,719 Shares owned by Starboard G LP, (vi) 8,262,627 Shares owned by Starboard X Master II, and (vii) 5,541,649 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 62,141,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 62,141,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of Starboard G LP and Starboard X Master II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

R.	Messrs. Carter, Lopez and Schriesheim

(a)	As of the close of business on March 21, 2024, none of Messrs. Carter, Lopez and Schriesheim owned any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	None of Messrs. Carter, Lopez and Schriesheim have entered into any transactions in the securities of the Issuer during the past sixty days.

CUSIP No. 015857105

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

In addition to the Shares beneficially owned by the Reporting Persons as set forth in this filing, and while the Reporting Persons have no current knowledge of the following holdings, the Reporting Persons understand that Toronto Dominion Bank and TD Asset Management Inc. (together, “TD”) had investment discretion over 20,506,888 Shares, listed call options with respect to 488,800 Shares and listed put options with respect to 138,700 Shares as of December 31, 2023, which would represent beneficial ownership over approximately 3.0% of the outstanding Shares as of such date, as such information was set forth in the Form 13F-HR filings filed by TD on February 14, 2024 and February 12, 2024. As reported in the Form ADV filed by Starboard Value LP, Toronto Dominion Bank is included as an indirect control person under Schedule B/C Indirect Owners of the Form ADV as a result of the closing of the acquisition of Cowen Inc. by Toronto Dominion Bank. The validity of the indirect transfer of Cowen Inc.’s ownership interest in Starboard Value LP is subject to an ongoing dispute. The Reporting Persons disclaim the existence of a “group” within the meaning of Section 13(d)(3) of the Exchange Act with TD or any other person other than the other Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 21, 2024, the Reporting Persons entered into a Group Agreement (the “Group Agreement”) in which, among other things, (a) the Reporting Persons agreed, to the extent applicable, to the joint filing on behalf of each of them of statements on Schedule 13D in accordance with Rule 13d-1(k)(1)(iii) under the Exchange Act, or an Early Warning Report in accordance with National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, with respect to the securities of the Issuer, (b) the Reporting Persons agreed to form a group and be joint actors for the purpose of seeking representation on the Board, including through the nomination of the Nominees for election at the Annual Meeting, and (c) Starboard agreed to bear all expenses incurred in connection with the group’s activity, including approved expenses incurred by any of the parties in connection therewith, subject to certain limitations. The Group Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Starboard has signed separate letter agreements (the “Indemnification Letter Agreements”) with each of the Nominees pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the solicitation of proxies from the Issuer’s shareholders in connection with the Annual Meeting and any related transactions. A form of the Indemnification Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Starboard has signed compensation letter agreements (the “Compensation Letter Agreements”) with each of the Nominees, pursuant to which it has agreed to pay each of such Nominees: (i) $25,000 in cash as a result of the submission by Starboard of its nomination of such Nominee to the Issuer and (ii) $25,000 in cash upon the filing by Starboard of a dissident proxy circular relating to a solicitation of proxies with respect to the election of such Nominee at the Annual Meeting. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”), subject to Starboard’s right to waive the requirement to purchase the Nominee Shares. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed not to sell Nominee Shares, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer’s appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee’s nomination or appointment as a director of the Issuer, (iii) Starboard’s withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of such Nominees, may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

CUSIP No. 015857105

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to the Board of Directors of the Issuer, dated March 21, 2024.

99.2	Group Agreement by and among Starboard Value and Opportunity Master Fund III LP, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard X Master Fund II LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard G Fund, L.P., Starboard Value G GP, LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, Brett C. Carter, Christopher Lopez and Robert A. Schriesheim, dated March 21, 2024.

99.3       Form of Indemnification Letter Agreement.

99.4       Form of Compensation Letter Agreement.

99.5       Powers of Attorney.

CUSIP No. 015857105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2024

STARBOARD VALUE AND OPPORTUNITY MASTER FUND III LP

By: Starboard Value A LP,

its general partner

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD X MASTER FUND II LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD G FUND, L.P

By: Starboard Value G GP, LLC,

its general partner

STARBOARD VALUE G GP, LLC

By: Starboard Value A LP,

its general partner

STARBOARD VALUE A LP

By: Starboard Value A GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld, Brett C. Carter, Christopher Lopez and Robert A. Schriesheim

CUSIP No. 015857105

SCHEDULE A

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased	Price ($)	Date of Purchase

STARBOARD X MASTER FUND II LP

Purchase of Common Stock	49,380	5.7339	02/26/2024

STARBOARD G FUND, L.P.

Purchase of Common Stock	100,620	5.7339	02/26/2024